UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2007

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      Ö            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Items discussed during the 2006 4th Quarter Earnings Conference Call held on January 26, 2007:

1.	Management targets for fiscal year 2007

a.	Revenue: KRW 11.9 trillion

b.	Operating profit: KRW 1.4 trillion

c.	EBITDA: KRW 3.6 trillion

-	EBITDA = operating profit + depreciation expenses

d.	CAPEX: KRW 2.8 trillion

2.	Dividend policy in fiscal year 2006

a. Cash dividend: Cash dividend in the amount of KRW 2,000 per share is expected to be paid within one month from the annual general meeting of the shareholders.

b. Share buy-back and cancellation: Shares in the amount of approximately KRW 200 billion are expected to be bought back and cancelled in 2007.

Items discussed at the “2007 CEO Analyst Conference” held on January 26, 2007:

1.	Subscriber targets for fiscal year 2007

a.	Broadband: Net increase of 350,000 subscribers

b.	PCS: Net increase of 200,000 subscribers

c.	Fixed-line: Maintaining 20 million subscribers

d.	WiBro: 200,000 subscribers

e.	Megapass TV: 300,000 subscribers

2.	Revenue target for 2011

a.	Revenue: KRW 15.9 trillion

b.	Operating profit margin: 21%

Above business targets are subject to change depending on the operating condition and the business environment of the company.

Change in independent auditors

On January 24, 2007, the audit committee of KT Corporation resolved to change its independent auditors from KPMG Samjong Accounting Corp. to Deloitte Anjin LLC for fiscal years 2007, 2008 and 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 31, 2007

KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director